The Real Brokerage Surpasses 5,000 Agent Milestone

Brokerage Grows 104% in the Past 12 Months

TORONTO AND NEW YORK -- June 16, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, today announced that it has surpassed 5,000 agents. The company has grown from 2,450 agents to 5,000 agents in the past 12 months, an increase of 104%.

Over the past year, Real was listed on the NASDAQ Stock Exchange, launched a new platform for its technology, and broadened its brokerage operations to 44 states and the District of Columbia, with an addition of 13 states including Indiana, North Dakota, Minnesota, Montana, Iowa, Michigan, Idaho, Kentucky, Wyoming, New Mexico, Arkansas, Maine and Mississippi. The Company also added an international dimension, commencing operations in Canada, including Alberta and Ontario. The Company is focused on building a new model of national real estate brokerage that breaks away from franchise fees and brick-and-mortar offices and provides agents with an attractive financial incentive structure, innovative technology tools and an enterprising, ambitious culture.

"We've seen monumental success over the past year, and I believe a large part of that can be attributed to our agent attraction momentum and comprehensive tech solutions," said Real Chairman and CEO Tamir Poleg. "Real attracts agents who are driven to succeed and who want to work with others who are equally as passionate. We build the technology and collaborative culture, and they continue to champion our growing community."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 5,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

Investors, for more information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Twenty Four Seven Realty joining Real, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.